Exhibit 99.1

Brookfield Renewable Power to Sell Canadian Hydro Assets and
Wind Farm Project to Great Lakes Hydro Income Fund

Toronto, ONTARIO, July 6, 2009  Brookfield Renewable Power Inc. (“BRPI”) today announced that its Board of Directors has approved the sale to Great Lakes Hydro Income Fund (the “Fund”) of substantially all of its Canadian renewable power generation business not already owned by the Fund. The projects include 15 hydroelectric plants with a total installed capacity of 387 MW and a soon-to-be-constructed wind power project. BRPI will also increase the price it currently pays for power generation from the Fund’s existing Lièvre and Mississagi power assets (collectively with the acquisition, the “Transaction”) to reflect increases in power prices since the contracts were originally entered into. After completing the Transaction, BRPI will continue to own 50% of the Fund.

As part of a strategic repositioning approved by its Board, Brookfield will invest in Canadian contracted renewable power generating assets through the Fund as its exclusive platform for such investments. Brookfield and the Fund will maintain the Fund’s current focus on producing stable cash flows from high-quality, long-life renewable power assets.

“The proceeds from this sale will provide BRPI with additional capital to pursue highly promising investment opportunities in the rapidly growing renewable power sector,” said Harry Goldgut, Chairman of Brookfield Renewable Power. “As a result of the strategic repositioning and its 50% ownership of the Fund, Brookfield expects to benefit from a stronger renewable power platform, greater access to capital and significant growth opportunities.”

The total consideration payable by the Fund to BRPI in connection with the Transaction is C$945 million, which will be satisfied by (i) C$365 million in cash, payable out of the net proceeds of a C$185 million bought-deal offering of subscription receipts and the net proceeds of a C$195 million concurrent private placement of subscription receipts; (ii) a C$200 million senior unsecured note of the Fund to be issued to BRPI; and (iii) the issuance to BRPI of 25,562,500 trust units of the Fund at a price equal to the weighted average price of the subscription receipts issued under the offering and the private placement (representing an aggregate of C$380 million).

The Transaction is subject to regulatory and unitholder approval and is expected to close in the third quarter of 2009. Further details on the Transaction, its financing and the strategic repositioning are provided in the Fund’s news release issued on July 6, 2009.

About Brookfield Renewable Power

Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities.  Its total portfolio includes more than 165 generating facilities with approximately 4,100 megawatts of capacity. It also has a significant hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil.  Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$80 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Contact Information

Zev Korman Director, Investor Relations & Communications Brookfield Renewable Power Tel: (416) 359-1955 e-mail: zkorman@brookfield.com